UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                                (Amendment No. 5)


                               T R FINANCIAL CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   872630-10-8
-------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------             -----------------------------------
CUSIP No.    872630-10-8        13G        Page 2 of 7 Pages
         ------------------                     --   --
---------------------------             -----------------------------------

----------- --------------------------------------------------------------------



            NAME OF REPORTING PERSON
            SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

1           T R Financial Corp. Employee Stock Ownership Plan
----------- --------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
2                                                                     (b) [ ]
----------- --------------------------------------------------------------------
3           SEC USE ONLY
----------- --------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

4           Employee Benefit Plan of Delaware Corporation
----------- -------------------------------------------------------------------
       NUMBER OF               SOLE VOTING POWER
         SHARES           5                                                0
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY               SHARED VOTING POWER
          EACH            6                                    1,023,094 (1)
       REPORTING          -----------------------------------------------------
         PERSON                SOLE DISPOSITIVE POWER
          WITH            7                                                0
                          ------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                          8                                        2,073,462
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9                                                               2,073,462
----------- --------------------------------------------------------------------
10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                      / /
----------- --------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11          11.8% of 17,598,029 shares of Common Stock outstanding as of
            December 31, 1997
----------- --------------------------------------------------------------------
             TYPE OF REPORTING PERSON*

12                                        EP
----------- --------------------------------------------------------------------
         *SEE INSTRUCTION BEFORE FILLING OUT!  (FOOTNOTE ON PAGE 4)

-----------------------------------         -----------------------------------
CUSIP No.    872630-10-8              13G     Page 2A of 7 Pages
         ------------------                        ---  ---
-----------------------------------         -----------------------------------

----------- -------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

            Roosevelt Savings Bank Recognition and Retention Plan for Officers
----------- -------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                 (b) / /
----------- -------------------------------------------------------------------
3           SEC USE ONLY
----------- -------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            Employee Benefit Plan of New York Chartered Stock Savings Bank
----------- -------------------------------------------------------------------
       NUMBER OF                  SOLE VOTING POWER
         SHARES          5                                                 0
      BENEFICIALLY                ---------------------------------------------
        OWNED BY                  SHARED VOTING POWER
          EACH           6                                        11,5801 (1)
       REPORTING                  ---------------------------------------------
         PERSON                   SOLE DISPOSITIVE POWER
          WITH           7                                                 0
                                  ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         8                                            34,304
------------------------------------------------------------------------------
9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     34,304
--------------------------------------------------------------------------------
10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*

                                                                         / /
-------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11          0.2% of 17,598,029 shares of Common Stock outstanding as of
            December 31, 1997
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*

12                                          EP
--------------------------------------------------------------------------------
         *SEE INSTRUCTION BEFORE FILLING OUT!   (FOOTNOTE ON PAGE 4)

-----------------------------           ----------------------------------------
CUSIP No.    872630-10-8         13G                 Page 2B of 7 Pages
         ------------------                               ---   --
-----------------------------           ----------------------------------------

--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Voluntary)

1           Supplemental Executive Retirement Plan of Roosevelt Savings Bank
--------------------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) / /
2                                                                (b) / /
--------------------------------------------------------------------------------
3           SEC USE ONLY
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION

4           Employee Benefit Plan of New York Chartered Stock Savings Bank
--------------------------------------------------------------------------------
       NUMBER OF                  SOLE VOTING POWER
         SHARES          5                                       0
      BENEFICIALLY                ----------------------------------------------
        OWNED BY                  SHARED VOTING POWER
          EACH           6                                       0
       REPORTING                  ---------------------------------------------
         PERSON                   SOLE DISPOSITIVE POWER
          WITH           7                                       106,748
                                  ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                         8                                        0
 -------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9                                                          106,748
--------------------------------------------------------------------------------

10          CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                            [ ]
--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11          0.6% of 17,598,029 shares of Common Stock outstanding as of
            December 31, 1997
--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*

12                                                          EP
--------------------------------------------------------------------------------
         *SEE INSTRUCTION BEFORE FILLING OUT!

                                                              Page 3 of 7 pages


                                    ITEM 1(A)
NAME OF ISSUER:          T R Financial Corp. ("Company")



                                    ITEM 1(B)
ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:      1122 Franklin Avenue
                                                     Garden City, NY 11530


                                    ITEM 2(A)
NAME OF PERSON FILING:     Employee Benefits Committee of Roosevelt Savings Bank


                                    ITEM 2(B)
ADDRESS OF PRINCIPAL BUSINESS OFFICE:    c/o  T R Financial Corp.
                                              1122 Franklin Avenue
                                              Garden City, NY 11530


                                    ITEM 2(C)
CITIZENSHIP:      Employee Benefit Plan of Delaware Corporation (ESOP)
                  Employee Benefit Plan of New York Chartered Stock Savings
                  Bank (RRP & SERP)


                                    ITEM 2(D)
TITLE OF CLASS OF SECURITIES:  Common Stock, par value $.01 per share
                               ("Common Stock")


                                    ITEM 2(E)
CUSIP NUMBER:     872630-10-8


                                     ITEM 3
The person filing is an:
         (f)[x] Employee Benefit Plan, or Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or an endowment fund.

                                                              Page 4 of 7 pages

                                     ITEM 4
OWNERSHIP:

                  The following information with respect to the Plan's ownership of Common Stock is provided as of December 31, 1997. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.


         (A) AMOUNT BENEFICIALLY OWNED. . . . . . . .          2,214,514

         (B) PERCENT OF CLASS . . . . . . . . . . . .               12.6%

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .                0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .        1,034,674(1)

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .          106,748

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .        2,107,766


                  The TR Financial Corp. Employee Stock Ownership Plan ("ESOP") was adopted by the Board of Directors of the Company, effective as of January 1, 1993, amended and restated effective as of January 1, 1994, and further amended effective January 1, 1996. It is a tax-qualified plan under the Internal Revenue Code of 1986, as amended ("IRC"). The ESOP is administered by the Employee Benefits Committee ("Committee") Roosevelt Savings Bank ("Bank"), which is a wholly-owned subsidiary of the Company. The Committee currently consists of four officers of the Bank, and the assets of the ESOP are held in a trust ("Trust") for which State Street Bank and Trust Company serves as trustee ("Trustee").

--------
1 The number of shares as to which the Committee has voting power are the shares of the ESOP that are unallocated and shares held in the RRP that are not yet granted. In the event that a participant does not direct the voting of (i) shares that are held in the ESOP that have been allocated to the participant's account or (ii) shares of the RRP that have been granted to the participant but that have not yet been distributed, then these shares will be voted in the same proportion as the directed shares and the Committee may be deemed to have voting power with respect to the shares included in (i) and (ii) above.

                                                              Page 5 of 7 pages



                  Pursuant to the written plan document governing the ESOP ("ESOP Document"), each Participant in the ESOP ("Participant") is entitled to direct the Trustee as to the manner in which Common Stock held by the ESOP and allocated to his or her account is voted on all matters on which shareholders of the Company may vote (pass through voting). Any unallocated Common Stock is generally required to be voted by the Trustee in the same proportion as Common Stock which has been allocated to Participants is directed to be voted. Each Participant also has the right to direct whether Common Stock held by the ESOP and allocated to his or her account should be delivered by the Trustee in response to a tender offer made to holders of Common Stock and to direct the assertion of dissenters' rights with respect to any matter in which holders of Common Stock have the right to assert such rights. Any unallocated Common Stock is generally required to be delivered by the Trustee in response to a tender offer, and dissenters' rights with respect to such unallocated Common Stock are required to be asserted, in the same proportion as Common Stock which has been allocated to Participants. The Committee shares with the Trustee dispositive power over Common Stock held under the ESOP as, pursuant to the ESOP Document and ESOP Trust Agreement, the Committee can direct the Trustee to purchase or sell shares of Common Stock if the Committee considers such action to be in the interests of the Participants. As of December 31, 1997, 1,050,368 shares of Common Stock had been allocated to Participant accounts, and 1,023,094 shares of Common Stock had not been allocated to Participant accounts.

         The Roosevelt Savings Bank Recognition and Retention Plan for Officers ("RRP") for Officers was adopted by the Board of Directors of the Bank, effective as of June 29, 1993. It is not a tax-qualified plan under the IRC. The RRP is also administered by the Committee and the assets of the RRP are held in a trust for which Marine Midland Bank ("Marine") serves as trustee. Pursuant to the written plan document and trust agreement, each officer has pass-through voting with respect to the shares granted to him/her. The Committee has the power to direct the Trustee to vote the shares which have not yet been granted in the same proportion as the directions received for the granted shares. The Committee may also direct Marine as to the manner of exercise of any rights to tender shares held in the RRP.

         The Supplemental Executive Retirement Plan of Roosevelt Savings Bank ("SERP") was adopted by the board of Directors on March 21, 1989, and amended and restated as of March 16, 1993. It is not a tax-qualified plan under the IRC. The SERP is also administered by the Committee and the assets of the SERP are held in a trust for which Marines serves as trustee. Pursuant to the written plan document and trust agreement, Marine has sole discretion to vote shares held in the SERP and the Committee has the sole power to direct the Trustee to dispose of any shares held in the SERP.


                                     ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:        Not applicable.

                                                              Page 6 of 7 pages


                                     ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends declared on Common Stock held by the ESOP which have been allocated to the account of a Participant are allocated to the account of such Participant. Such dividends may be held and invested in the same manner as funds generally held or invested by the ESOP which are not invested in Common Stock or distributed to Participants in accordance with and at such time as provided in the ESOP Document. Participants may receive, or direct the receipt of, proceeds of the sale of Common Stock held by the ESOP and allocated to their accounts to the extent they have become vested in such Common Stock and at such times as provided in the ESOP Document. Dividends declared on Common Stock held by the RRP which have been granted to an officer are allocated to the account of such officer. Dividends declared on Common Stock held by the SERP are held in the trust in the same manner as the Common Stock and are not allocated to any individual. No Participant or officer has the right to receive or the power to direct the receipt of dividends on, or the proceeds of the sale of, more than 5% of the Common Stock issued and outstanding as of the date hereof.


                                     ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
BEING REPORTED ON BY THE PARENT HOLDING COMPANY:    Not applicable.


                                     ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:    Not applicable.


                                     ITEM 9
NOTICE OF DISSOLUTION OF GROUP:     Not applicable.


                                     ITEM 10
CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                                              Page 7 of 7 pages




SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 13, 1998

T R FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
ROOSEVELT SAVINGS BANK RECOGNITION AND RETENTION PLAN FOR OFFICERS SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN OF ROOSEVELT SAVINGS BANK

By:      Employee Benefits Committee of
           Roosevelt Savings Bank


By:      ____________________________
         Ira H. Kramer
          Member


By:      ____________________________
         Elaine E. Cordiello
           Member


By:      ____________________________
         Rosemary Roser
           Member


By:      ____________________________
         Maria E. Allison
           Member

SIGNATURE:
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 13, 1998


T R FINANCIAL CORP. EMPLOYEE STOCK OWNERSHIP PLAN
ROOSEVELT SAVINGS BANK RECOGNITION AND RETENTION PLAN
SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN OF ROOSEVELT
  SAVINGS BANK

By:      Employee Benefits Committee of
           Roosevelt Savings Bank


By:      /s/ IRA H. KRAMER
         -------------------------------------
         Ira H. Kramer
           Member


By:      /s/ ELAINE E. CORDIELLO
         -------------------------------------
         Elaine E. Condiello
           Member


By:      /s/ ROSEMARY ROSER
         -------------------------------------
         Rosemary Roser
           Member


By:      /s/ MARIA E. ALLISON
         -------------------------------------
         Maria E. Allison
           Member